UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No.     )*
Yingli Green Energy Holding Company Limited

(Name of Issuer)
Ordinary shares, par value US$0.01 per ordinary share

(Title of Class of Securities)
98584B103

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
Exhibit Index
EX-A Joint Filing Agreement

CUSIP No.	98584B103	Page	2	of	11

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,616,959*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,616,959*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,616,959*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

*	See Item 4 of Schedule.

**	Based on 126,923,609 ordinary shares reported as outstanding as of December 10, 2007 in the Issuer’s registration statement on Form F-1 (File No. 333-147223), as amended by Amendment No. 2 filed with the SEC on December 10, 2007.

CUSIP No.	98584B103	Page	3	of	11

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,616,959*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,616,959*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,616,959*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

*	See Item 4 of Schedule.

**	Based on 126,923,609 ordinary shares reported as outstanding as of December 10, 2007 in the Issuer’s registration statement on Form F-1 (File No. 333-147223), as amended by Amendment No. 2 filed with the SEC on December 10, 2007.

CUSIP No.	98584B103	Page	4	of	11

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,616,959*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,616,959*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,616,959*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

*	See Item 4 of Schedule.

**	Based on 126,923,609 ordinary shares reported as outstanding as of December 10, 2007 in the Issuer’s registration statement on Form F-1 (File No. 333-147223), as amended by Amendment No. 2 filed with the SEC on December 10, 2007.

CUSIP No.	98584B103	Page	5	of	11

1	NAMES OF REPORTING PERSONS Baytree Investments (Mauritius) Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Republic of Mauritius

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,616,959*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,616,959*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,616,959*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

*	See Item 4 of Schedule.

**	Based on 126,923,609 ordinary shares reported as outstanding as of December 10, 2007 in the Issuer’s registration statement on Form F-1 (File No. 333-147223), as amended by Amendment No. 2 filed with the SEC on December 10, 2007.

Item 1(a).	Name of Issuer:

The name of the issuer is Yingli Green Energy Holding Company Limited, a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at No. 3055 Middle Fuxing Road, Baoding 071051, Hebei Province, People’s Republic of China.

Item 2(a).	Name of Person Filing:

The persons filing this report are:

(1) Temasek Holdings (Private) Limited (“Temasek Holdings”);

(2) Temasek Capital (Private) Limited (“Temasek Capital”);

(3) Seletar Investments Pte Ltd. (“Seletar”); and

(4) Baytree Investments (Mauritius) Pte Ltd (“Baytree”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Temasek Holdings, Temasek Capital, and Seletar is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

The address of the principal business office of Baytree is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

Item 2(c).	Citizenship:

Each of Temasek Holdings, Temasek Capital and Seletar is a corporation organized under the laws of the Republic of Singapore. Baytree is a corporation organized under the laws of the Republic of Mauritius.

Item 2(d).	Title of Class of Securities:

This information statement relates to the ordinary shares, par value US$0.01 per ordinary share, of the Issuer (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is 98584B103.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 6,616,959

As of December 31, 2007, Baytree directly owned 6,616,959 Ordinary Shares. Baytree is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings; therefore each of Temasek Holdings, Temasek Capital and Seletar may be deemed to beneficially own the Ordinary Shares directly owned by Baytree.

Accordingly, each of Temasek Holdings, Temasek Capital and Seletar may be deemed to beneficially own 6,616,959 Ordinary Shares.

(b) Percent of class: 5.2%*

The 6,616,959 Ordinary Shares directly owned by Seletar constitute approximately 5.2%* of the Ordinary Shares outstanding as of December 10, 2007.

The Ordinary Shares that may be deemed to be beneficially owned by each of Temasek Holdings, Temasek Capital and Seletar constitute approximately 5.2%* of the Ordinary Shares outstanding as of December 10, 2007.

* Based on 126,923,609 ordinary shares reported as outstanding as of December 10, 2007 in the Issuer’s registration statement on Form F-1 (File No. 333-147223), as amended by Amendment No. 2 filed with the SEC on December 10, 2007.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Ordinary Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 6,616,959; Temasek Capital: 6,616,959; Seletar: 6,616,959; and Baytree: 6,616,959.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 6,616,959; Temasek Capital: 6,616,959; Seletar: 6,616,959; and Baytree: 6,616,959.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2008	TEMASEK HOLDINGS (PRIVATE) LIMITED
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Managing Director, Legal & Regulations

Dated: February 11, 2008	TEMASEK CAPITAL (PRIVATE) LIMITED
	By:	/s/ Lena Chia Yue Joo
		Name:	Lena Chia Yue Joo
		Title:	Director

Dated: February 11, 2008	SELETAR INVESTMENTS PTE LTD.
	By:	/s/ Jeffrey Chua Siang Hwee
		Name:	Jeffrey Chua Siang Hwee
		Title:	Director

Dated: February 11, 2008	BAYTREE INVESTMENTS (MAURITIUS) PTE LTD
	By:	/s/ Ashraf Ramtoola
		Name:	Ashraf Ramtoola
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 11, 2008, between Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd. and Baytree Investments (Mauritius) Pte Ltd.